O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  JSPINDLER@OLSHANLAW.COM
DIRECT DIAL:  212.451.2307

October 24, 2014

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Lisa M. Kohl, Attorney-Advisor

Re:	GenCorp Inc.
Schedule TO-I
Filed October 2, 2014
File No. 005-16268

Ladies and Gentlemen:

On behalf of our client, GenCorp Inc. (“GenCorp” or the “Company”), set forth below are the responses of GenCorp to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), contained in the Staff’s letter, dated October 16, 2014, concerning the above-referenced Schedule TO (the “Schedule TO”).  The Company has filed Amendment No. 1 to the Schedule TO (the “Amendment”) to respond to the Staff’s comments with respect to the Schedule TO. Additionally, the Company included as Exhibit (a)(1)(B) to the Amendment an Amended and Restated Optional Repurchase Notice (the “Amended and Restated Optional Repurchase Notice”).

For you convenience, the exact text of the comments provided by the Staff has been included preceding each response in the order presented in the comment letter.

Schedule TO-I

1.	It is unclear to us how your offer complies with the provisions of Rules 13e-4(f)(1)(ii) and 14e-1(b) and with Item 4 of Schedule TO. Please advise.

Response:

The Company anticipates separately submitting a no action request letter that addresses the above comment.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

October 24, 2014

2.
It does not appear that you plan to register the common stock that will be issued to security holders that tender in this offer. Please tell us which exemption from registration on which you are relying and provide an analysis supporting your conclusion that the exemption is available for this transaction. If you are relying upon the exemption provided by Section 3(a)(9), please provide us with additional detail regarding the services to be rendered by the paying agent in connection with the exchange offer and explain to us why the services will not constitute “soliciting” tenders of the subject securities within the meaning of Section 3(a)(9).

Response:

The Company is relying upon the exemption provided by Section 3(a)(9) as it is an exchange by existing securityholders of securities of the issuer.  No commission and no other remuneration is being paid or given directly or indirectly for soliciting tenders of the subject securities within the meaning of Section 3(a)(9).  The paying agent’s only service being rendered is to allow a securityholder to surrender to the Company its beneficial interest in the subject securities by delivering to the paying agent’s account at DTC through DTC’s book-entry system its beneficial interest in the subject securities.  The services to be rendered by the paying agent are solely ministerial and involve no recommendation or the provision of any information with respect to the proposed exchange.

3.
Please provide the disclosure in Item 10 in the document delivered to security holders. See Rule 13e-4(d)(1) and Rule 13e-4(e)(1)(ii)(A). Please also tell us why you have not provided the summary information required by Item 1010(c). See Instruction 6 to Item 10 of Schedule TO.

Response:

The Optional Repurchase Notice filed as Exhibit (a)(1) to the Schedule TO (the “Optional Repurchase Notice”) has been amended to provide the disclosure in Item 10 and the financial information required by Item 1010(a) and (b).  Since the Company has included the financial information required by Item 1010(a) and (b) in the Amended and Restated Optional Repurchase Notice, summary information is not required to be included.  Please see Exhibits A, B and C to the Amended and Restated Optional Repurchase Notice.

Optional Repurchase Notice

4.
Please define Optional Repurchase Date, which appears to a be a key term in the formula used to determine the number of shares of common stock that security holders will receive if they tender in this offering.

Response:

The Optional Repurchase Notice has been amended to include a definition of Optional Repurchase Date.  Please see the cover page of the Amended and Restated Optional Repurchase Notice.

October 24, 2014

2.2           Optional Repurchase Price, page 7

5.
Please disclose when you will determine the compensation payable to security holders for fractional shares and how you will notify security holders whether they will receive cash or whether you will round-up fractional shares.

Response:

The Optional Repurchase Notice has been amended to include disclosure that the Company will round-up fractional shares.  Please see the cover page of the Amended and Restated Optional Repurchase Notice.

3.2           Agreement to be Bound by the Terms of the Option, page 11

6.	Please tell us how the disclosure in (iii) of the fourth bullet point is consistent with Section 29(a) of the Exchange Act.

Response:

The Optional Repurchase Notice has been amended to delete the disclosure in (iii) of the fourth bullet point.  Please see pages 13-14 of the Amended and Restated Optional Repurchase Notice.

7.           Plans or Proposals of the Company, page 15

7.	Please include in the offer document all disclosure required by Item 1006(c) of Regulation M-A. In this regard, we note that you have referred security holders to other filings relating to this Item.

Response:

The Company has confirmed that it has no plans, proposals or negotiations that relate to any of the items set forth in Item 1006(c) of Regulation M-A.  The Optional Repurchase Notice has been amended to delete the reference to other filings.  Please see page 17 of the Amended and Restated Optional Repurchase Notice.

11.           Certain U.S. Federal Income Tax Consequences, page 17

8.	Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend.

Response:

The Optional Repurchase Notice has been amended to delete the legend.  Please see page 19 of the Amended and Restated Optional Repurchase Notice.

October 24, 2014

12.           Additional Information, page 24

9.
We note that you attempt to incorporate by reference into the Offer document all filings under Section 13, 14, and 15(d) of the Exchange Act filed while your offer is pending. However, Schedule TO does not expressly authorize such “forward incorporation by reference.” Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO. Please revise.

Response:

The Optional Repurchase Notice has been amended to delete all references to “forward incorporation by reference” in the section entitled “Additional Information.”  Please see page 26 of the Amended and Restated Optional Repurchase Notice.

As requested by the Staff, we are providing the following acknowledgements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions related to this letter or Amendment No. 1, please contact the undersigned at (212) 451-2307 or Jason Saltsberg at (212) 451-2320.

Sincerely,

/s/ Jeffrey S. Spindler

Jeffrey S. Spindler

cc:	Christopher Cambria, GenCorp Inc.
Steve Wolosky, Olshan Frome Wolosky LLP